Jupiter Wellness Inc.

725 North Highway AIA Suite C106

Jupiter, FL 33477

May 22, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jane Park and Ms. Lauren Nguyen

RE:	Jupiter Wellness, Inc.
Info:	Form S-1 filed February 15, 2023
Correspondence filed February 24, 2023 Correspondence filed April 14, 2023
File No. 333-269794

Dear Ms. Jane Park and Ms. Lauren Nguyen:

Reference is made to the Commission’s oral comment issued on May 19, 2023 (the “Comment ”) issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our counsel Arthur Marcus, relating to the registration statement on Form S-1 (File No. 333-269794), which was submitted to the Commission by Jupiter Wellness, Inc. (the “Company” or “we”). On our call, you indicated that we should add disclosure related to the Company’s proposed distribution of a portion of its shares of its subsidiary, SRM Entertainment, Inc.. In accordance with your comment, we propose to add the following language:

Proposed Spin Off of SRM Entertainment, Inc.

We intend to effect a simultaneous distribution of a portion of our shares of our subsidiary SRM Entertainment, Inc. (“SRM”) to our stockholders and certain warrant holders as of a date to be determined (the “Record Date”). Specifically, we intend to distribute f one share of SRM common stock for every 17 shares held as of the Record Date. Certain warrants issued in our July 2021 offering (the “July Warrants”) provide that if the Company does a spin off to all of its stockholders, while such warrants are outstanding, they will be entitled to the same distribution as our stockholders. Accordingly, the holders of the July Warrants will be entitled to the same distribution as our stockholders, so that such warrant holders shall receive one share of common stock of SRM for every 17 July Warrants held by them on the Record Date. In total, we will distribute a total of 2,00,000 shares of SRM common stock held by the Company. Simultaneously, SRM intends to effect an initial public offering of approximately 1,800,000 shares of its common stock. Our distribution of the SRM shares is subject to the consummation of the initial public offering and the listing of SRM’s common stock on the Nasdaq Capital Market. There can be no assurance that the IPO will be successfully consummated and that Nasdaq listing will occur and accordingly there can be no assurance that the distribution will be affected.

In the event that the distribution and initial public offering occurs, the SRM business of the Company will be operated separately. As contemplated, the Company will own less than 50% of SRM and will not be able to consolidate the operations of SRM and the Company. This will result in a significant reduction of the Company’s revenues as approximately 98% of the Company’s revenues in the year ended December 31, 2022 were derived from the SRM business. The remaining 4,500,000 shares of SRM held by the Company will be treated as an investment. As part of the initial public offering, the Company will agree not to sell any of its SRM shares for a period of six months following the SRM initial public offering. There can be no assurance of how the separation of the SRM business, if accomplished, will affect the value of our common stock.

As discussed, the Company will file an amendment to the S-1 containing such language if it meets with your approval.

Please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. Thank you.

Sincerely,
Jupiter Wellness, Inc.

By:	/s/Brian John
Brian John
Chief Executive Officer